SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

TESSCO Technologies Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872386107
(CUSIP Number)

Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: □.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 872386107	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,798,880
	8	SHARED VOTING POWER
132,949
	9	SOLE DISPOSITIVE POWER
1,801,329
	10	SHARED DISPOSITIVE POWER
130,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,931,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.6%
14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A

Explanatory Note
This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by Robert B. Barnhill, Jr. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 14, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 18, 2009, and is being filed to report the cumulative effect of the cashless exercise of options by the Reporting Person and to provide an update relating to the Reporting Person’s investment in the Issuer.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $.01 per share (the “Shares”), of TESSCO Technologies Incorporated (the “Issuer”), 11126 McCormick Road, Hunt Valley, Maryland 21031.  Except as specifically stated, all Share figures and option exercise prices in this statement have been adjusted to reflect the Issuer’s three for two stock dividend declared on April 28, 2010 and issued on May 26, 2010 to stockholders of record on May 12, 2010 as well as the three for two stock dividend declared on October 25, 2006 and issued on November 29, 2006 to stockholders of record on November 15, 2006.

Item 2.	Identity and Background.

(a)           The name of the Reporting Person is Robert B. Barnhill, Jr.

(b)           The Reporting Person’s business address is 11126 McCormick Road, Hunt Valley, Maryland 21031.

(c)           The Reporting Person is Chairman, President and Chief Executive Officer of the Issuer.

(d)           No.

(e)           No.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares covered by this statement were (or, with respect to unexercised options, may be) acquired by the Reporting Person by: purchases directly from the Issuer prior to the Issuer’s 1994 initial public offering; the past exercise of stock options granted by the Issuer under stock option plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of restricted Shares under stock award plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of stock dividends on issued and outstanding Shares; and the future exercise by the Reporting Person of options granted by the Issuer and exercisable within 60 days following the date hereof under stock option plans maintained by the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to increase his equity position in the Issuer and as compensation to the Reporting Person for his services to the Issuer.

The Reporting Person continues to monitor and analyze his investment in the Issuer and has recently approached a financial advisor to explore options that might be available to the Reporting Person in connection with such investment, which options may include acquiring beneficial ownership of additional Shares, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate, acquiring by way of an extraordinary transaction with the Issuer all of the Shares that the Reporting Person does not already own, disposing of any Shares beneficially owned by him, or otherwise engaging in other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Except as otherwise provided herein, the Reporting Person currently has no intention of selling any of the Shares covered by this statement.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person is the beneficial owner of 1,931,829 Shares (24.6% of the total Shares), including 67,500 Shares purchasable under options exercisable within 60 days following the date hereof, 236,250 Shares owned by two limited liability companies of which the Reporting Person’s spouse and/or the Reporting Person are the sole manager, 2,449 Shares held in the Reporting Person’s 401(k) plan account, 67,500 Shares held by the Reporting Person’s spouse, 29,250 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors and 33,750 shares held by a trust of which the Reporting Person and his spouse are the two trustees.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 67,500 Shares owned by the Reporting Person’s spouse, the 29,250 Shares owned by the charitable foundation or the 33,750 Shares owned by the trust.

(b)           (i)  The Reporting Person has sole power to vote 1,798,880 Shares, including 67,500 Shares purchasable under options exercisable within 60 days following the date hereof, and  236,250 Shares owned by two limited liability companies of which the Reporting Person’s spouse and/or the Reporting Person are the sole manager.

(ii)  The Reporting Person shares power to vote 132,949 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 29,250 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, 33,750 Shares held by a trust of which the Reporting Person and his spouse are the two trustees, and 2,449 Shares held in the Reporting Person’s 401(k) plan account.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of the 67,500 Shares held by the Reporting Person’s spouse, the 29,250 Shares held by the charitable foundation or the 33,750 Shares held by the trust.

(iii)  The Reporting Person has sole power to dispose of 1,801,329 Shares, including 67,500 Shares purchasable under options exercisable within 60 days following the date hereof, 236,250 Shares owned by two limited liability companies of which the Reporting Person’s spouse and/or the Reporting Person are the sole manager, and 2,449 Shares held in the Reporting Person’s 401(k) plan account.

(iv)  The Reporting Person shares power to dispose of 130,500 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 29,250 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 33,750 Shares held by a trust of which the Reporting Person and his spouse are the two trustees.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this shall not be deemed as an admission of beneficial ownership of these Shares.

(c)          On January 17, 2012, the Reporting Person exercised options to purchase: (i) 22,500 Shares at an exercise price of $7.82 per Share and (ii) 22,500 Shares at an exercise price of $6.04 per Share.  Simultaneously with the exercise of such options, on January 17, 2012 the Reporting Person delivered 26,194 Shares to the Issuer with a price of $16.43 per Share as payment in lieu of paying the exercise price and tax liability on the exercise of such options in cash.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(i)  On August 31, 2006, the Reporting Person and the Issuer entered into a revised Employment Agreement pursuant to which the Issuer granted to the Reporting Person a Restricted Stock Award for 225,000 Shares under the Issuer’s Amended and Restated 1994 Stock Incentive Plan.  The Shares underlying this award vest, and the restrictions lapse, ratably over the ten fiscal years covered by the Employment Agreement, subject, however, to accelerated vesting upon death or disability, termination of the Employment Agreement at the election of the Issuer or by the Reporting Person for good reason, or upon the occurrence of a change in control.  To date, 112,500 of these Shares have vested.

(ii)  From time to time, the Issuer has granted to the Reporting Person performance stock units (PSUs), pursuant to the Issuer’s Amended and Restated 1994 Stock and Incentive Plan (the “1994 Plan”).  An aggregate of 63,313 Shares are currently subject to issuance to the Reporting Person pursuant to PSUs.  Of these Shares, 37,313 Shares have been earned and will be issued 21,563 on or about May 1, 2012, 12,563 on or about May 1, 2013 and 3,187 on or about May 1, 2014, provided that the Reporting Person remains employed by or associated with the Issuer on each of these issue dates.  The remaining 26,000 Shares not earned to date may be earned depending upon: (1) whether annual earnings per Share performance of the Issuer for fiscal year 2012 reaches or exceeds at least the set threshold performance targets; (2) the extent to which the Reporting Person meets applicable individual performance goals; and (3) whether the Reporting Person remains employed by or associated with the Issuer at the time the Shares are due to be issued.

(iii)  The Issuer has granted to the Reporting Person options to purchase Shares from time to time.  The following options are currently outstanding:

Date Granted	Total Number of Shares	Exercisable Within 60 Days	Exercise Price
3/20/03	67,500	67,500	$3.47

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 24, 2012

/s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr.